Exhibit 21.1

List of Subsidiaries

1.	Northwest Bio-Technic Inc., formed under the laws of the British Virgin Islands on June 25, 2004.

2.	Xian Huifeng Biochemistry Group Joint-Stock Company Limited, formed under the laws of the People’s Republic of China on January 20, 2000.

3.	Xian Huifeng Biochemistry Engineering Company Limited, formed under the laws of the People’s Republic of China.

4.	Xian Huifeng Pharmaceutical Company Limited, formed under the laws of the People’s Republic of China.